EXHIBIT 4.3

October 13, 2004

Dr. Kinneret Savitsky
44 Metudela Street
Tel Aviv

Re: Engagement Offer

Further to our discussions, this is to set forth in writing our agreements regarding your engagement as the General Manager of a wholly owned subsidiary company which may be established by us as the management company of a biotechnology incubator in Jerusalem which shall be established by us if and when we shall win a tender of the Office of the Israeli Chief Scientist to establish, operate and manage such an incubator.  For purposes of this letter agreement, we shall be referred to as "BioLine", the biotechnology incubator shall be referred to as the "Incubator", and the Incubator's management company shall be referred to as the "Management Company".

Should you accept the terms of this letter agreement, it shall constitute a binding agreement (this "Agreement") by and between you and the Management Company, if and when BioLine shall win the tender to establish, operate and manage the Incubator and upon actual incorporation of the Management Company. In such case, immediately following the incorporation of the Management Company, the Management Company shall automatically and without the need to take any action, be deemed to have assumed all of the rights and obligations under this Agreement, and BioLine shall be fully released from any and all liabilities and responsibilities, as of the date of execution of this Agreement, and at such time, BioLine and you shall terminate your engagement as an employee of BioLine.

The terms of your employment with the Management Company shall be as follows:

General

1.
Position. You shall serve as the General Manager of the Management Company. In such position you shall report regularly to, and be subject to the direction and control of, the Board of Directors of the Management Company. You shall perform your duties diligently, conscientiously and in furtherance of the best interests of the Management Company. You agree and undertake to inform the Management Company, immediately after you become aware of it, of any matter that may in any way raise a conflict of interest between yourself and the Management Company. You shall not receive during your employment by the Management Company any payment, compensation or benefit from any third party in connection, directly or indirectly, with the execution of your position in the Management Company.

2.
Full Time Employment. You will be employed on a full time basis. You shall devote your entire business time and attention to the business of the Management Company and you shall not undertake or accept any other paid or unpaid employment or occupation or engage in any other business activity except with the prior written consent of the Management Company, which shall not be unreasonably withheld. You confirm and declare that your position is one that requires a special measure of personal trust and loyalty. Accordingly, the provisions of the Hours of Work and Rest Law-1951 shall not apply to you and you shall not be entitled to any compensation for working more than the maximum number of hours per week set forth in said law or any other applicable law.

3.
Employee's Representations and Warranties. You represent and warrant that the execution and delivery of this Agreement and the fulfillment of all its terms: (i) will not constitute a default under or conflict with any agreement or other instrument to which you are a party to or by which you are bound; and (ii) do not require the consent of any person or entity. Further, with respect to any past engagement you may have had with third parties and with respect to any allowed engagement you may have with any third party during the term of your engagement with the Management Company (for purposes hereof, such third parties shall be referred to as "Other Employers"), you represent, warrant and undertake that: (a) your engagement with the Management Company is and/or will not be in breach of your undertakings towards Other Employers, and (b) you will not disclose to the Management Company, or use, in provision of any services to the Management Company, any proprietary or confidential information belonging to any Other Employers.

Term of Employment

4.
Term. Your employment by the Management Company shall commence upon formal notice which shall be given to you by the Management Company, upon its incorporation (subject to the conditions precedent set forth in the recital to this Agreement) (the "Commencement Date") and shall continue until it is terminated pursuant to the terms set forth herein.

5.	Termination at Will. Either party may terminate the employment relationship hereunder at any time by giving the other party a prior written notice of at least 30 (thirty) days (the “Notice Period”).

6.
Termination for Cause. In the event of a termination for Cause (as defined below), the Management Company may immediately terminate the employment relationship effective as of the time of notice of the same. "Cause" means (a) a serious breach of trust including but not limited to theft, embezzlement, self-dealing, prohibited disclosure to unauthorized persons or entities of confidential or proprietary information of or relating to the Management Company and the engaging by yourself in any prohibited business competitive to the business of the Management Company; or (b) any willful failure to perform or failure to perform competently any of your fundamental functions or duties hereunder, which was not cured within thirty (30) days after receipt by you of written notice thereof, or (c) other cause justifying termination or dismissal without severance payment under applicable law.

7.
Notice Period; End of Relations. During the Notice Period, the employment relationship hereunder shall remain in full force and effect and there shall be no change in your position with the Management Company, in your Salary, or in any other obligations of either party hereunder, unless otherwise determined by the Management Company in a written notice to you, and you shall cooperate with the Management Company and assist the Management Company with the integration into the Management Company of the person who will assume your responsibilities. However, the Management Company, at its own discretion, may terminate this Agreement and the employment relationship at any time immediately upon a written notice and pay you a one time amount equal to the Salary and the benefits referred to in Section 10 below that would have been paid to you during the Notice Period in lieu of the prior notice.

Covenants

8.
Proprietary Information; Confidentiality and Non-Competition. By executing this Agreement you confirm and agree to the provisions of the Management Company's Proprietary Information, Confidentiality and Non-Competition Agreement attached in Exhibit A hereto.

Salary; Insurance; Advanced Study Fund

9.
Salary. The Management Company shall pay to you as compensation for the employment services, an aggregate monthly compensation in the amount of NIS 62,000 (sixty two thousand New Israeli Shekels) (Gross) (the "Salary"). Except as specifically set forth herein, the Salary includes any and all payments to which you are entitled from the Management Company hereunder and under any applicable law, regulation or agreement. The Salary includes any and all reimbursement of daily travel costs to which you are entitled under applicable law, and any and all other payments to which you are entitled from the Management Company hereunder and under any applicable law, regulation or agreement. Your Salary and other terms of employment may be reviewed and updated, from time to time by the Management Company's management, at its discretion.  The Salary is to be paid to you no later then the 5th day of each calendar month after the month for which the Salary is paid after deduction of applicable taxes and the like payments.

10.
Insurance and Social Benefits. The Management Company will insure you under an "Manager's Insurance Scheme" to be selected by the Management Company in coordination with you; or if so requested by you under your existing "Manager's Insurance Scheme" (the "Insurance Scheme") as follows: (i) the Management Company will pay an amount equal to 5% of the Salary towards a fund for life insurance and pension, and shall deduct 5% from the Salary and pay such amount towards the Insurance Scheme for your benefit; (ii) the Management Company will pay an amount of up to 2.5% of the Salary towards a fund for the event of loss of working ability (Ovdan Kosher Avoda); and (iii) the Management Company will pay an amount equal to 8 1/3% of the Salary towards a fund for severance compensation.  The Management Company together with you will maintain an advanced study fund (Keren Hishtalmut Fund) such that you and the Management Company shall contribute to such fund an amount equal to 2.5% and 7.5%, respectively, up to the ceiling dictated by applicable laws. Your aforementioned contribution is to be transferred to such fund by the Management Company from each monthly Salary payment. It is agreed that in case of termination of your employment under any  circumstances other than For Cause, the Management Company shall have released to you that portion of the Insurance Scheme paid towards a fund for severance compensation (sub-clause (iii) above), and the same shall constitute as part of the severance compensation to which you are entitled.

Additional Benefits

11.
Expenses. The Management Company will reimburse you for pre approved business expenses borne by you, in accordance with the Management Company’s policies as determined by the Management Company from time to time. As a condition to reimbursement, you shall be required to provide the Management Company with all invoices, receipts and other evidence of expenditure as may be reasonably required by the Management Company from time to time.

12.
Vacation. You shall be entitled to 20 (twenty) vacation days per year, and the use of said vacation days will be coordinated with the Management Company. In the event that the demands of your activities preclude or limit your ability to actually use such vacation days in any year, you shall be entitled to the balance of the unused vacation only in the next succeeding year or, if unable to take the balance in that next succeeding year, to receive an amount equal to the rate of Salary then applicable to the vacation time not taken during such year.

13.	Sick Leave; Recreation Pay. You shall be entitled to sick leave and Recreation Pay (Dmei Havra'a) pursuant to applicable law.

14.
Options. BioLine has granted you options to purchase 200,000 (two hundred thousand) Ordinary Shares par value NIS 0.01 each of BioLine, which options will be  granted pursuant to, and in accordance with, the terms and conditions of a share option plan adopted by BioLine (the "Options"). The Options are subject to vesting over a period of 4 (four) years as follows:  25% (twenty five percent) of the Options shall be deemed vested at the end of 12 (twelve) months from August 15, 2004, and the remaining 75% (seventy five percent) of the Options shall vest in twelve (12) equal quarterly installments, with eight percent and one third of a percent (8.333%) of such amount of the remaining Options vesting at the end of every three months for a period of three years (the entire four-year period shall be referred to as the "Vesting Period"). The above referred to grant of Options shall remain in force and effect as of the initial date of August 15, 2004. Upon termination of this Agreement for any reason all the then unvested Options shall expire immediately and/or may then be re-granted by BioLine to any person or entity at its discretion. For avoidance of doubt, it is clarified that nothing in this Agreement shall be deemed as an undertaking of either of the Management Company or BioLine to retain your services for any minimum period. Notwithstanding the aforesaid, it is agreed that in the event of death of or permanent severe disability that no longer enables you to reasonably work, 50% (fifty percent) all the Options then still subject to vesting shall be deemed fully vested.

15.
Automobile. For purposes of performance of your duties and tasks, the Management Company shall make available to you a leased automobile, of a type 3 (e.g., Mazda 6 2.0 liter), in accordance with its policies (the “Leased Car”). The Management Company shall bear and pay for the cost of fuel, maintenance and repairs, and any insurance deductibles for the Leased Car. You shall be liable for paying any parking and/or traffic fines received in connection herewith, and for indemnification of the Management Company in case of negligent use of the Leased Car and/or use of the Leased Car not in accordance with the Management Company's applicable policies. For the avoidance of doubt, you agree and confirm that the cost of the leasing and/or the cost of the use of the Leased Car shall not constitute a component of your Salary, including with regard to social benefits and/or any other right to which you are entitled by virtue of this Agreement or under law. The Leased Car will remain in the Management Company's ownership, and will be returned to the Management Company by you immediately upon termination of your employment with the Management Company for any reason or upon notice of termination, if and as of the date on which your services are no longer required by the Management Company.

Miscellaneous

16.
The laws of the State of Israel shall apply to this Agreement and the sole and exclusive place of jurisdiction in any matter arising out of or in connection with this Agreement shall be the Tel-Aviv Regional Labor Court; the provisions of this Agreement are in lieu of the provisions of any collective bargaining agreement, and therefore, no collective bargaining agreement shall apply with respect to the relationship between the parties hereto (subject to the applicable provisions of law); no failure, delay of forbearance of either party in exercising any power or right hereunder shall in any way restrict or diminish such party's rights and powers under this Agreement, or operate as a waiver of any breach or nonperformance by either party of any terms of conditions hereof; in the event it shall be determined under any applicable law that a certain provision set forth in this Agreement is invalid or unenforceable, such determination shall not affect the remaining provisions of this Agreement unless the business purpose of this Agreement is substantially frustrated thereby; this Agreement constitutes the entire understanding and agreement between the parties hereto, supersedes any and all prior discussions, agreements and correspondence with regard to the subject matter hereof, and may not be amended, modified or supplemented in any respect, except by a subsequent writing executed by both parties hereto; you acknowledge and confirm that all terms of your employment are personal and confidential, and undertake to keep such term in confidence and refrain from disclosing such terms to any third party.

Please indicate your acceptance to the terms of this letter agreement by signing and dating them and returning a counterpart hereof to us. Our signature on this letter agreement (on behalf of the Management Company to be established) will bind the Management Company only if coupled with your signature.

Sincerely yours,

/s/Morris C. Laster
BioLineRx Ltd., on behalf of the Management Company (to be established)

By:	MORRIS C. LASTER

I, the undersigned, Kinneret Savitsky, hereby agree to all terms of this letter agreement, and in witness hereof have signed this letter on this date of [    4/10     ], 2004.

Signature:	/s/Kinneret Savitsky
KINNERET SAVITSKY

Exhibit A
Proprietary Information, Confidentiality and Non-Competition Agreement

1.           General
All the capitalized terms herein shall have the meanings ascribed to them in the letter agreement to which this Exhibit is attached (the "Agreement"). The employee shall be referred to as the "Employee" and the employer shall be referred to as the "Company".  For purposes of any undertaking of the Employee toward the Company herein, the term Company shall also include the Incubator and all companies and other legal entities which may be situated in the Incubator or receive funding or services from the Incubator.

The Employee's obligations and representations and the Company's rights under this Exhibit shall apply as of the Commencement Date of the employment relationship between the Company and the Employee, and as of the first time the Employee became engaged with Company, regardless of the date of execution of the Agreement.

2.           Confidentiality; Proprietary Information
2.1           "Proprietary Information" means confidential and proprietary information concerning the business and financial activities of the Company, including patents, patent applications, trademarks, copyrights and other intellectual property, and information relating to the same, technologies and products (actual or planned), know how, inventions, research and development activities, trade secrets and industrial secrets, and also confidential commercial information such as investments, investors, employees, customers, suppliers, marketing plans, etc., all the above - whether documentary, written, oral or computer generated. Proprietary Information shall also include information of the same nature which the Company may obtain or receive from third parties.

2.2.          Proprietary Information shall be deemed to include any and all proprietary information disclosed by or on behalf of the Company and irrespective of form but excluding information that (i) was known to Employee prior to Employee's association with the Company and can be so proven; (ii) is or shall become part of the public knowledge except as a result of the breach of the Agreement or this Exhibit by the Employee; (iii) reflects general skills and experience gained during Employee's engagement by the Company; or (iv) reflects information and data generally known in the industries or trades in which the Company operates.

2.3.          Employee recognizes that the Company received and will receive confidential or proprietary information from third parties, subject to a duty on the Company's part to maintain the confidentiality of such information and to use it only for certain limited purposes. In connection with such duties, such information shall be deemed Proprietary Information hereunder, mutatis mutandis.

2.4           Employee agrees that all Proprietary Information, and patents, trademarks, copyrights and other intellectual property and ownership rights in connection therewith shall be the sole property of the Company and its assigns. At all times, both during Employee's engagement by the Company and after Employee's termination, Employee will keep in confidence and trust all Proprietary Information, and the Employee will not use or disclose any Proprietary Information or anything relating to it without the written consent of the Company, except as may be necessary in the ordinary course of performing Employee's duties under the Agreement.

2.5.          Upon termination of Employee's employment with the Company, Employee will promptly deliver to the Company all documents and materials of any nature pertaining to Employee's work with the Company, and will not take with Employee any documents or materials or copies thereof containing any Proprietary Information.

2.6.          Employee's undertakings set forth in this Section 2 shall remain in full force and effect after termination of this Agreement or any renewal thereof.

3.           Disclosure and Assignment of Inventions
3.1.          "Inventions" means any and all inventions, improvements, designs, concepts, techniques, methods, systems, processes, know how, computer software programs, databases, mask works and trade secrets, whether or not patentable, copyrightable or protectible as trade secrets; "Company Inventions" means any Inventions that are made or conceived or first reduced to practice or created by Employee, whether alone or jointly with others, during the period of Employee's employment with the Company, and which: (i) are developed using equipment, supplies, facilities or Proprietary Information of the Company, (ii) result from work performed by Employee for the Company, or (iii) related to the field of business of the Company, or to specific fields of research and development undertake by the Company.

3.2.          Employee undertakes and covenants that Employee will promptly disclose in confidence to the Company all Inventions deemed as Company Inventions.

3.3.          Employee hereby irrevocably transfers and assigns to the Company all worldwide patents, patent applications, copyrights, mask works, trade secrets and other intellectual property rights in any Company Invention, and any and all moral rights that Employee may have in or with respect to any Company Invention.

3.4.          Employee agrees to assist the Company, at the Company's expense, in every proper way to obtain for the Company and enforce patents, copyrights, mask work rights, and other legal protections for the Company Inventions in any and all countries. Employee will execute any documents that the Company may reasonably request for use in obtaining or enforcing such patents, copyrights, mask work rights, trade secrets and other legal protections. Such obligation shall continue beyond the termination of Employee's employment with the Company. Employee hereby irrevocably designates and appoints the Company and its authorized officers and agents as Employee's agent and attorney in fact, coupled with an interest to act for and on Employee's behalf and in Employee's stead to execute and file any document needed to apply for or prosecute any patent, copyright, trademark, trade secret, any applications regarding same or any other right or protection relating to any Proprietary Information (including Company Inventions), and to do all other lawfully permitted acts to further the prosecution and issuance of patents, copyrights, trademarks, trade secrets or any other right or protection relating to any Proprietary Information (including Company Inventions), with the same legal force and effect as if executed by Employee himself.

4.           Non-Competition
4.1.          In consideration of Employee's terms of employment, which include special compensation for Employee's undertakings under this Section 4, and in order to enable the Company to effectively protect its Proprietary Information, Employee agrees and undertakes that he will not, so long as he is employed by the Company and for a period of twelve (12) months following termination of his employment for whatever reason, directly or indirectly, be engaged in, or employed by, any business or venture that is engaged in any activities competing with the Company and its business activities in which Employee was involved, or by providing products or services substantially similar to products or services offered by the Company; provided, however, that Employee may own securities of any corporation which is engaged in such business and is publicly owned and traded but in an amount not to exceed at any one time one percent (1%) of any class of stock or securities of such corporation, and so long as Employee has no active role in such corporation as director, employee, consultant or otherwise.

4.2.          Employee agrees and undertakes that during the period of Employee's employment and for a period of twelve (12) months following termination of his employment for whatever reason, Employee will not, directly or indirectly, including personally or in any business in which Employee may be an officer, director or shareholder, solicit for employment any person who is employed by the Company, or retained by the Company as a consultant, advisor or the like service provider (collectively, "Consultant"), if such Consultant is prevented thereby from continuing to render its services to the Company, on the date of such termination or during the preceding twelve (12) months.

5.           Reasonableness of Protective Covenants
Insofar as the protective covenants set forth in this Agreement are concerned, Employee specifically acknowledges, stipulates and agrees as follows: (i) the protective covenants are reasonable and necessary to protect the goodwill, property and Proprietary Information of the Company, and the operations and business of Company; and (ii) the time duration of the protective covenants is reasonable and necessary to protect the goodwill and the operations and business of Company, and does not impose a greater restrain than is necessary to protect the goodwill or other business interests of Company. Nevertheless, if any of the restrictions set forth in this Exhibit is found by a court having jurisdiction to be unreasonable or overly-broad as to geographic area, scope or time or to be otherwise unenforceable, the parties intend for the restrictions set forth in this Exhibit to be reformed, modified and redefined by such court so as to be reasonable and enforceable and, as so modified by such court, to be fully enforced.

6.           Remedies for Breach
Employee acknowledges that the legal remedies for breach of the provisions of this Exhibit may be found inadequate and therefore agrees that, in addition to all of the remedies available to Company in the event of a breach or a threatened breach of any of such provisions, the Company may also, in addition to any other remedies which may be available under applicable law, obtain temporary, preliminary and permanent injunctions against any and all such actions.

7.           Intent of Parties
Employee recognizes and agrees that: (i) this Exhibit is necessary and essential to protect the business of Company and to realize and derive all the benefits, rights and expectations of conducting Company’s business; (ii) the area and duration of the protective covenants contained herein are in all things reasonable; and (iii) good and valuable consideration exists under the Agreement, for Employee's agreement to be bound by the provisions of this Exhibit.